Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

December 23, 2020

VIA EDGAR

Re:	Home Point Capital Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on December 11, 2020 CIK No. 0001830197

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Home Point Capital Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”).  The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter, dated December 17, 2020, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including the inclusion of pro forma financial information relating to a proposed senior notes offering by the Company.

In addition, we are providing the following responses to the Staff’s Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 2.  Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.  The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	December 23, 2020

Company Overview, page 1

1.
Refer to your response to comment 4. Please briefly describe any limitations that may be imposed on future growth by the need to further expand the company’s warehouse facilities, in addition to any representations, warranties or covenants that would limit such further growth or limit the use of the warehouse lines.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10-11 and 120 accordingly.

Business, page 102

2.
We note that you present several business metrics for the twelve months ended September 30, 2020 or 3Q'20 throughout your filing, including in the Business section, while comparing them to those for the twelve months in 2019. Please address the following:

•	Tell us and revise to disclose why this metric provides meaningful information to an investor considering that it includes data from the last quarter in 2019;

•
Revise to also present these metrics for the nine months ended September 30, 2020 so that investors can better assess your performance as it compares to your operating results presented in the financial statements and in the Management's Discussion and Analysis section for the corresponding periods presented; and

•	Revise to clearly disclose what LTM stands for in each of the graphs or tables presented.

The Company respectfully advises the Staff that, due to the significant growth in the Company’s business and operations since 2018, the Company believes that presentation of business metrics that are measured over the same length of time are meaningful to investors in properly assessing the growth rates in such metrics. Because the full year 2020 results are not yet available, the Company included data covering the latest twelve months as a point of comparison against the full years 2018 and 2019. The Company has also revised its disclosure on page iii accordingly.

In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 1-13, 20, 109-124 and 131 to also present these metrics for the nine months ended September 30, 2020 and to clearly state below each of the graphs and tables that “LTM 3Q’20” represents the twelve months ended September 30, 2020.

3.
We also note on pages 105 and 4 that you disclose total net revenue and total net income (loss), as well as related non-GAAP metrics, for the twelve months ended September 30, 2020. Please tell us and revise to disclose where these GAAP based financial results are derived from and update your non-GAAP financial measures disclosures and reconciliations to GAAP accordingly.

Securities and Exchange Commission	December 23, 2020

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 112 to remove the presentation of both GAAP and non-GAAP financial metrics for the twelve months ended September 30, 2020 and to instead present those financial metrics for the nine months ended September 30, 2020, which metrics are derived from financial data already contained elsewhere in the Registration Statement (including reconciliations to GAAP where applicable).

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
William Schroeder
Amit Pande
Julia Griffith
J. Nolan McWilliams

Home Point Capital Inc.
William A. Newman

Davis Polk & Wardwell LLP
Michael Kaplan
Shane Tintle